Exhibit 4.16

15 August 2012

Duncan Palmer

Dear Duncan

I am writing to confirm the following terms that will apply in relation to your recruitment by Reed Elsevier Group plc (the Company) as Chief Financial Officer of the Group. These terms will apply in addition to the terms of the contract of employment between you and the Company entered into on the same date as this letter (the Service Agreement). Where a defined term is not defined in this letter, it will have the same meaning as is given to it by the Service Agreement.

The additional terms that will apply are as follows:

Pro-rated multi-year incentive plan grants for 2012

ESOS:-

1. As soon as practicable following the Effective Date, you will be granted an option over Shares of PLC and NV under and in accordance with the terms of the Reed Elsevier Group plc Share Option Scheme 2003. The option will be subject to performance conditions and will be granted over PLC and NV Shares in equal value. Provided the Employment commences on or before 1 September 2012, the option will have an aggregate face value at the date of grant equal to 135% of salary. If the Employment commences after 1 September 2012, the level of the grant will be reduced accordingly to reflect the actual date your Employment commences.

LTIP:-

2. As soon as practicable following the Effective Date, you will be granted a performance share award over PLC Shares subject to the rules (including performance conditions) set out in the Appendix to this letter. Provided the Employment commences on or before 1 September 2012, the performance share award will have a maximum aggregate face value at the date of grant equal to 180% of salary. If the Employment commences after 1 September 2012, the level of the grant will be reduced accordingly to reflect the actual date your Employment commences. This performance share award is designed to facilitate your recruitment by the Company and will be satisfied using shares purchased on the market. Subject to the approval of NV shareholders, at the time of vesting 50% of the award will be converted into NV shares using the NV closing share price and Euro/Sterling exchange rate on the date of grant of your award of PLC shares.

Stock Compensation Award

3. In order to compensate you for the loss of stock-based awards with your current employer, you will be granted, as soon as practicable following the Effective Date, an award (that is not subject to performance conditions) over PLC ordinary shares that have a value, as at the date of grant, equal to 250% of your salary (the Stock Compensation Award). Subject to the approval of NV shareholders, at the time of vesting 50% of the award will be converted into NV shares using the NV closing share price and Euro/Sterling exchange rate on the date of grant of your award of PLC shares. This Stock Compensation Award is designed to facilitate your recruitment by the Company and will be satisfied using shares purchased on the market.

4. Subject to paragraph 5 below, the Stock Compensation Award will vest and you will become entitled to the shares comprised in the Stock Compensation Award as follows:

(a)	in respect of 50% of the shares comprised in the Stock Compensation Award, following the release of the Full Year Earnings Announcement for the financial year ending 31 December 2013 (the “First Expected Vesting Date”); and

(b)	in respect of the remaining portion of the Stock Compensation Award, following the release of the Full Year Earnings Announcement for the financial year ending 31 December 2014 (the “Second Expected Vesting Date”) .

5. Your entitlement to the Stock Compensation Award is conditional upon the following:

(a)	all your outstanding unvested awards granted under plans operated by Owens Corning lapsing in full by reason of the termination of your employment with Owens Corning, and, if so requested, you agree to provide the Company with such evidence as it may reasonably require to demonstrate the lapse of such awards; and

(b)	your being in Employment and not under notice of termination of the Employment on the relevant vesting date.

(c)	Notwithstanding 5 (b) above, should the Company provide you with notice of termination for any reason other than those set out in clause 19.2 of the Service Agreement, then any portion of the Stock Compensation Award that has not yet vested as of the date of termination contained in such notice of termination shall be treated as having vested on the specified date of termination and the Company will make arrangements to ensure the shares are transferred to you as soon as practicable thereafter.

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6. An amount equal to the amount of dividends that have accrued since the Effective Date with respect to the shares comprising the Stock Compensation Award shall be paid to you in cash at the time such shares vest.

7. You agree that you will not sell, transfer or otherwise dispose of any shares comprised in the Stock Compensation Award which have vested and have been released to you in accordance with the terms of paragraph 4 above until 1 January 2015 at the earliest and, in any event, not until your minimum shareholding requirement set out in clause 13 of the Service Agreement has been satisfied. However, you will, on vesting of the award, enter into such arrangements as the Company may require to sell such number of shares as is necessary to meet any income tax and employee national insurance liability arising as a result of such vesting (the balance of shares being released to you being referred to in this letter as the Net Shares).

8. It is agreed that:

(a)	if you serve notice of termination of the Employment; or

(b)	the Company terminates the Employment pursuant to clause 19.2 of the Service Agreement,

the Stock Compensation shares shall be treated as having vested on the specified date of termination and the Company will make arrangements to ensure the shares are transferred to you as soon as practicable thereafter, provided, however, in the case of either (a) or (b) above prior to the Second Expected Vesting Date (either such event being a Share Sale Trigger Event), you will, when requested to do so by the Company, pay to the Company, or such person as the Company may direct, an amount equal to the lower of the closing share price of the Net Shares on the date they vested and the closing share price of such Net Shares on the business day falling immediately prior to the date of the Share Sale Trigger Event. The amount payable under this paragraph 8 shall be reduced on a pro-rata basis for each day of the period between the Effective Date and (i) the first Expected Vesting Date with respect to those shares that vested or would have vested on on the First Expected Vesting Date; and (ii) the Second Expected Vesting Date with respect to those shares that would have vested on the Second Expected Vesting Date that has elapsed by the date of occurrence of the Share Sale Trigger Event. For purposes of calculating the pro-ration period under this clause 8, the First Expected Vesting Date shall be deemed to be the date is eighteen (18) months following the Effective Date and the Second Expected Vesting Date shall be deemed to be the date that is thirty (30) months following the Effective Date.

Relocation/Transition Allowance

9. In recognition of the requirement for you and your family to relocate to the UK in order to take up the Employment and your transition to employment in the UK, the Company will also pay you in May 2013, a one-off cash relocation/transition payment of £500,000 (less required deductions). However, you agree that if, on or before 31 December 2014:

(a)	you serve notice of termination of the Employment; or

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(b)	the Company terminates the Employment pursuant to clause 19.2 of the Service Agreement,

(either such event being a Repayment Trigger Event),

you will pay to the Company upon a demand a sum equal to the net relocation payment received by you, reduced on a pro rata basis for each calendar day of the Applicable Period that has elapsed prior to the occurrence of the Repayment Trigger Event. The Applicable Period is the period between the Effective Date and 31 December 2014.

This letter, which forms part of the Service Agreement, will be governed by and construed in accordance with the provisions of English law.

Please could you date, sign and return one copy of this letter and return it to me to signify your agreement to the terms set out above.

Yours sincerely

/s/ For and on behalf of Reed Elsevier Group plc

Accepted and agreed this 15th day of August 2012

/s/ D J Palmer

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Appendix

Rules of the 2012 Performance Share Award

1.	DEFINITIONS

1.1 In this Plan, unless the context otherwise requires, the following expressions have the following meanings:

Award means a right granted under Rule 2 to receive Shares without payment;

Capital Reorganisation means any variation in the share capital or reserves of a Qualifying Company (including, without limitation, by way of capitalisation issue, rights issue, sub-division, consolidation, or reduction);

Committee means the remuneration committee of the board of directors of the Company or other duly authorised committee;

Company means Reed Elsevier Group plc;

Control has the meaning given to it by section 995 of the Income Taxes Act 2007;

Date of Grant means the date on which the Award is granted;

Dealing Day means a day on which the London Stock Exchange, the Amsterdam Stock Exchange, Euronext, the New York Stock Exchange (or, where the primary listing of a company in the Comparator Group is outside the UK, the US or the Netherlands, the exchange on which such company’s shares are listed) is open for the transaction of business;

Dealing Restrictions means any restrictions on, or requirement for approvals for dealing in Shares whether under the Company’s, RE PLC’s or RE NV’s share dealing rules, the provisions of the Model Code for Securities Transactions by Directors of Listed Companies, the provisions of the Listing Rules of the UK Listing Authority or the City Code on Takeovers and Mergers or any of their equivalents in any applicable jurisdiction;

Dividend Equivalent means a right to a cash payment or Shares in accordance with Rule 5.

Dutch Share means an ordinary share in the capital of RE NV or shares representing those shares following any Capital Reorganisation of RE NV and includes an American Depositary Share representing a Dutch Share;

Executive means the Chief Financial Officer of the Company;

Group means the Company and every company which is under the Control of the Company and member of the Group will be construed accordingly;

Plan means this 2012 CFO Performance Share Award as amended from time to time;

Qualifying Company means each of RE PLC and RE NV;

RE NV means Reed Elsevier NV;

RE PLC means Reed Elsevier PLC;

Rules means these Plan rules;

Share means a UK Share and/or a Dutch Share and Shareholder will be construed accordingly;

Termination Date means the date on which the Executive ceases to be employed by the Company or any other member of the Group;

UK Share means an ordinary share in the capital of RE PLC or shares representing those shares following any Capital Reorganisation of RE PLC and includes an American Depositary Share representing a UK Share; and

Vesting Date means the date following the end of the financial year of the Qualifying Companies ending 31 December 2014, on which the Committee determines the extent to which the performance conditions imposed under Rule 2.3 have been satisfied or, if there are Dealing Restrictions in place on that date, Vesting will be on such later date when those Dealing Restrictions lift;

1.2 Where the context permits the singular will include the plural and vice versa and the masculine will include the feminine. Headings will be ignored in construing the Plan.

1.3 References to any act of Parliament will include any statutory modification, amendment or re enactment thereof.

2.	GRANT OF AWARD

2.1 Under this Plan, a one-off Award will be granted by the Committee to the Executive (and to no-one else) subject to the terms of these Rules (provided that the Executive has not ceased to be an employee of the Company or any other member of the Group before the Date of Grant of the Award and is not under notice of termination of his employment at the Date of Grant of the Award).

2.2 The Award will be granted to the Executive as soon as possible following the commencement of his employment within the Group subject to any applicable Dealing Restrictions.

2.3 Except as otherwise permitted in this Plan, the Award will only Vest to the extent the applicable performance conditions, as set out in Schedule 1 to this Plan, have been satisfied.

3.	LEVEL OF AWARD

3.1 The number of Shares comprised in the Award will have a face value at grant equal to a percentage of the Executive’s salary, as determined by the Committee.

3.2 The Award will be granted over UK Shares and/or Dutch Shares as determined by the Committee.

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4.	VESTING OF AWARD

4.1 The number of Shares which Vest under the Award will be determined by the Committee by reference to the extent to which the performance conditions imposed under Rule 2.3 have been fulfilled, and any other conditions to which the Award is subject, have been fulfilled or waived.

4.2 Except as otherwise provided in this Plan, Shares subject to the Award, will Vest on the Vesting Date and will be transferred to the Executive as soon as reasonably practicable after that date along with any related Dividend Equivalents.

4.3 Irrespective of the composition of the Award at the Date of Grant (insofar as it has been granted over UK Shares and/or Dutch Shares), the Committee may determine to satisfy the Award with such proportion of UK Shares and/or Dutch Shares as it determines in its absolute discretion. Any such conversion of one share type to another will be calculated using the relevant closing share prices and exchange rates on the Date of Grant. Dividend Equivalents will be paid according to the actual Shares, if any, which are transferred to the Executive.

5.	ENTITLEMENT TO DIVIDEND EQUIVALENTS

5.1 In addition to any Shares which the Executive becomes entitled to on the Vesting of the Award, the Executive will, subject to Rule 5.3, also be entitled to a cash payment equal in value to the ordinary dividends (excluding any associated tax credit) which would have been paid on the Vested Shares during the period commencing on 1 January 2013 and ending on 31 December 2014, or ending on such earlier date when Shares Vest under the Plan.

5.2 The cash payment to which the Executive becomes entitled under Rule 5.1:

(a)	will be calculated (in such manner as the Committee sees fit) by reference to the currency of payment of the underlying dividend (and paid in such currency as the Committee sees fit);

(b)	will be calculated without any entitlement to interest (or other type of investment return) in the period between the dividend payment date and the Vesting Date;

(c)	will be paid (subject to such deductions as are required by law) within one month of the relevant Vesting Date; and

(d)	will be calculated by reference to ordinary dividends and without regard to special dividends or distributions or dividends-in-specie.

5.3 Instead of making a cash payment, the Committee may in its discretion satisfy any entitlement to Dividend Equivalents arising in accordance with Rule 5.1 by transferring existing Shares with an equivalent value (as determined at the Vesting Date).

5.4 For the avoidance of doubt, any payment referred to in this Rule 5 does not represent an entitlement to actual dividends on the underlying Shares, by reason of the Executive not being beneficial owner of the Shares at that time.

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6.	CESSATION OF EMPLOYMENT

Executive gives or receives Notice

6.1 Except as otherwise provided in this Plan, if the Executive gives or receives notice of termination of his employment with the Company or any other member of the Group prior to the Vesting Date, the Award will lapse. If the Executive has given notice, the lapse date is the date on which the Executive gave notice. If the Executive has received notice, the lapse date is the Termination Date or such other date as determined by the Committee.

Approved Leaver

6.2 Except as otherwise provided in this Plan, where the Executive ceases to be an employee of the Company or any other member of the Group by reason of:

(a)	injury, disability or ill-health; or

(b)	any other reason which the Committee, in its absolute discretion, determines,

before the Vesting Date, the following provisions will apply.

(c)	the Award will continue as a pro-rated Award over such number of Shares as is determined by multiplying the number of Shares originally comprised in the Award by A/B where A is the number of complete calendar months which the Executive was employed between 1 January 2013 and 31 December 2014 and B is 24. The balance of the Award will lapse; and

(d)	the pro-rated Award will continue and Vest on the Vesting Date, subject to the extent that the performance conditions have been satisfied.

6.3 In such circumstances as the Committee may in its absolute discretion determine, the Committee may vary the application of Rule 6.2 (c) and (d) to allow the Award to Vest over a pro-rated number of Shares on such earlier date as it may determine, subject always to satisfaction of the relevant performance conditions at that date. Shares will be transferred to the Executive as soon as reasonably practicable following the Award Vesting in accordance with this Rule 6.3.

Where the Executive ceases to be the Chief Financial Officer of the Company but continues as an employee within the Group

6.4 The Committee may determine that Rule 6.2 will apply where the Executive ceases to be the Chief Financial Officer but continues to be an employee of the Company or any other member of the Group.

Death

6.5 Where the Executive ceases to be an employee of RE PLC, RE NV or a member of the Group by reason of death before the Vesting Date:

(a)

the Award will Vest, subject to performance at the date of death, over a pro-rated number of Shares. The performance conditions will be assessed based on progress made against targets at the date of death as determined at the Committee’s absolute discretion. For these purposes, the pro-rated number of

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Shares will be such number of Shares as is determined by multiplying the number of Shares under the Award by A/B where A is the number of complete calendar months which the Executive was employed between 1 January 2013 and 31 December 2014 and B is 24. Shares and related Dividend Equivalents will be transferred to the Executive’s personal representatives as soon as reasonably practicable following Vesting.

6.6 The Committee has discretion to vary the application of Rule 6.5 and determine that the Award should instead be treated as set out in rule 6.2.

7.	CLAW-BACK ARRANGEMENTS

Breach of Restrictive Covenants

7.1 If the Executive breaches any term of his post-termination restrictive covenants (such breach to be determined by the Committee acting fairly and reasonably), his Award (if unvested) will lapse on the date of the Committee’s determination and, if Vested, the Committee may require him to pay to the Company or any other member of the Group, within seven days of written demand from the Company, the Relevant Amount (as defined in Rule 7.2 below).

7.2 The Relevant Amount is an amount equal to A minus both B and C where:

A is an amount equal to the pre-tax gain realised by the Executive in respect of his Award in the period beginning six months before the Termination Date and ending 12 months after the Termination Date. For these purposes, the gain will be the sum of the market value of the Vested Shares when received by the Executive and the related Dividend Equivalents, and such gain will be determined irrespective of whether the Executive has sold or retained the Shares so acquired;

B is an amount equal to the tax and social security charges and liabilities incurred by the Executive in respect of A; and

C is any payment of the Claw-back Amount, determined in accordance with Rule 7.4 below, in respect of A.

Materially misstated financial or other data

7.3 If the Committee, within two years of the Vesting Date, considers in good faith that the Vesting of the Award and/or the payment of Dividend Equivalents was determined on the basis of materially misstated financial or other data (the Incorrect Award), it will, unless it determines otherwise, recover the Claw-back Amount (as defined in Rule 7.4 below) by taking one or more of the following actions:

(a)	reduce any outstanding unvested Award by the Claw-back Amount; and/or

(b)	require the Executive to pay to the Company, within thirty days of a written demand from the Company, the Claw-back Amount.

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7.4 The Claw-back Amount is the difference in value between (i) the Incorrect Award and (ii) the Award and Dividend Equivalents, which would have Vested or been payable had the correct data, as determined by the Committee acting fairly and reasonably, been used. This may be expressed as a number of Shares or a monetary amount or a combination thereof, as the Committee considers appropriate. In determining the Claw-back Amount, the Committee may take into account such matters as it sees fit including, but not limited to:

(a)	the difference between the number of Shares under the Incorrect Award and the number of Shares the Committee considers should have Vested had the correct data been used;

(b)	any gain made by the Executive on the sale of Shares comprised in the Incorrect Award;

(c)	any tax and/or dealing costs incurred by the Executive in connection with the Incorrect Award, and

(d)	whether the Executive has made a payment pursuant to Rules 7.1 to 7.3 which would take account of Shares subject to an Incorrect Award.

7.5 By accepting an Award, the Executive will be bound by this Rule 7 notwithstanding that it will only be applicable after the release of Shares under this Plan and whether or not the essential terms of this Rule 7 have been separately notified to the Executive.

8.	CHANGE OF CONTROL OF A QUALIFYING COMPANY

8.1 Except as otherwise provided in this Plan, if any person:

(a)	obtains Control of a Qualifying Company as a result of making an offer to acquire Shares which is either unconditional or is made on a condition such that if it is satisfied the person making the offer will have Control of that Qualifying Company;

(b)	becomes bound or entitled to acquire Shares under sections 979 and 983 of the Companies Act 2006 (or in relation to RE NV becomes entitled to acquire compulsorily Shares held by minority shareholders); or

(c)	obtains Control of a Qualifying Company in pursuance of a compromise or arrangement sanctioned by the Court under section 899 of the Companies Act 2006 (or in relation to RE NV under any equivalent legislative provision in the Netherlands), then an unvested Award over Shares in that Qualifying Company (but not one in the other Qualifying Company) will Vest within 30 days of the relevant event subject to the relevant performance conditions as applicable. The performance conditions will be assessed based on progress made against targets as at the date of the relevant event as determined by the Committee. The number of Shares which Vest will be subject to a pro-rating reduction determined by multiplying the number of Shares under the Award by A/B where A is the number of complete calendar months between 1 January 2013 and the date of the relevant event (but not exceeding 24) and B is 24.

8.2 Any Award over Shares in that Qualifying Company which do not Vest as a result of the relevant event will lapse on the relevant event.

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9.	CHANGE OF CONTROL OF THE COMPANY

Except as otherwise provided in this Plan, the provisions of Rule 8 will apply with any necessary changes in the event that any person (either alone or together with any person acting in concert with him) obtains Control of the Company and the Shares comprised in the Awards which may Vest will be Shares in both Qualifying Companies.

10.	COMPULSORY ROLLOVER ON INTERNAL REORGANISATION

10.1 Rules 8 and 9 will not apply if the purpose and effect of the change of Control or scheme of arrangement is:

(a)	to create a new holding company for the relevant Qualifying Company, such company having substantially the same Shareholders and proportionate shareholdings as those of the Qualifying Company immediately prior to the scheme of arrangement;

(b)	to give one Qualifying Company Control (directly or indirectly) of the other Qualifying Company;

(c)	the person obtaining Control of the Company is one of the Qualifying Companies or a company under the Control of one or both of them; or

(d)	the Company remains under the ultimate Control of the Shareholders of the Qualifying Companies immediately prior to the relevant transaction affecting the Company.

10.2 If Rule 10.1 applies:

(a)	the Award will not Vest on the relevant event;

(b)	the Award will instead be exchanged for an equivalent award over such shares as the Committee determines appropriate;

(c)	the Committee may make any modifications to the performance conditions as it determines appropriate.

10.3 The Committee may vary the application of this Rule 10 so that it applies to an Award over Shares in both Qualifying Companies or to Shares in only one Qualifying Company.

10.4 Where Rule 10 applies, an Executive will not be treated as ceasing to be an employee of RE PLC, RE NV or a member of the Group until he ceases to be employed by a company which is either the relevant holding company or a subsidiary of the holding company (within the meaning of section 1159 of the Companies Act 2006).

10.5 For the avoidance of doubt, in Rules 8, 9 and 10, “Committee” means those people who were members of the Committee immediately before the event by virtue of which the applicable Rule applies.

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11.	VOLUNTARY WINDING UP

The provisions of Rule 8 will apply with such changes as may be necessary in the event that notice is duly given of a resolution for a voluntary winding up of a Qualifying Company PROVIDED THAT, all references in Rule 8 to the date of the relevant event will be treated as references to the date on which notice is given for the voluntary winding-up of a Qualifying Company.

12.	ADJUSTMENT OF AWARDS

12.1 In the event of:

(a)	any Capital Reorganisation; or

(b)	the implementation by a Qualifying Company of a demerger or the payment by a Qualifying Company of a super-dividend which would otherwise materially affect the value of the Award,

the definition of Shares and the number of Shares in that Qualifying Company comprised in an Award may be adjusted in such manner as the Committee determines.

13.	SOURCE OF SHARES

13.1 The Executive’s entitlement to Shares will be satisfied from purchases on a recognised stock exchange. No new Shares will be issued or Shares transferred from treasury in connection with the Award granted under this Plan.

14.	RIGHTS ATTACHING TO SHARES TRANSFERRED PURSUANT TO AWARDS

14.1 All Shares transferred upon the Vesting of the Award will rank pari passu in all respects with the Shares in issue at the date of Vesting except in respect of any rights attaching to such Shares by reference to a record date prior to the date of Vesting.

14.2 Any Shares acquired by the Executive following Vesting of his Award will be subject to the articles of association of the relevant Qualifying Company from time to time.

15.	ADMINISTRATION AND AMENDMENT

15.1 The decision of the Committee will be final and binding in all matters relating to the Award and this Plan including the exercise of any discretion under the rules, the interpretation of the rules and any dispute relating to any matter in connection with the rules.

15.2 Without prejudice to any provision of the Plan which provides for the lapse of an Award, the Committee may not cancel the Award unless the Executive agrees in writing to such cancellation.

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Discretionary nature of the Plan

15.3 The rights and obligations of the Executive under the terms and conditions of his office or employment will not be affected by his participation in the Plan or any right he may have to participate in the Plan.

15.4 Participation in this Plan does not imply any right to receive Awards on the same or any other basis in any other year.

15.5 The terms of the Plan do not entitle the Executive to the exercise of any discretion in his favour.

15.6 The Executive waives all and any rights to compensation or damages in consequence of the termination of his office or employment with any member of the Group for any reason whatsoever insofar as those rights arise, or may arise, from his ceasing to have rights under the Plan as a result of such termination or from the loss or diminution in value of such rights. If necessary, the Executive’s terms of employment will be varied accordingly.

Changes to a Qualifying Company’s capital structure

15.7 The existence of any Award will not affect in any way the right or power of the Company, the Qualifying Companies or their shareholders to make or authorise any or all adjustments, recapitalisations, reorganisations or other changes in the Company’s or either of the Qualifying Company’s capital structure, or any merger or consolidation of the Company or Qualifying Companies, or any issue of shares, bonds, debentures, preferred or prior preference stocks ahead of or convertible into, or otherwise affecting the Shares or the rights thereof, or the dissolution or liquidation of the Company or Qualifying Companies or any sale or transfer of all or any part of their assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

No transfer of the Award

15.8 The Executive may not transfer, assign, charge or otherwise dispose of his Award, or any rights in respect of it, except on the transmission of the Award on the death of the Executive to his personal representatives or the assignment of his Award, with the prior consent of the Committee, subject to any terms and conditions the Committee imposes. Any such attempted transfer will result in the lapse of the Award.

Awards non-pensionable

15.9 The Award and Dividend Equivalents under the Plan are not pensionable.

Payment of Stamp Duty

15.10 The Company, or where the Committee so directs any member of the Group, will pay the appropriate stamp duty on behalf of Executives in respect of any transfer of Shares on the Vesting of his Award.

Data Protection

15.11 By accepting the grant of an Award, the Executive consents to the holding and processing of personal data provided by him to the Company, a Qualifying Company or any member of the Group, and any other persons for all purposes

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related to the operation of the Plan and acknowledges that the personal information may be transferred to, and stored at, a destination outside the European Economic Area (“EEA”), and may also be processed by staff operating outside the EEA who work for the Company, a Qualifying Company, a member of the Group or for one of their service providers. The Company will take all steps reasonably necessary to ensure that the Executive’s personal data is treated securely under appropriate contractual arrangements.

Governing Law

15.12 This Plan will be governed by, and construed in accordance with, the laws of England.

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SCHEDULE 1

Performance Conditions

General

1. Performance targets applicable to the Award will be measured after the end of the 2014 financial year of the Qualifying Companies.

2. There are three separate measures: a Relative Total Shareholder Return measure (TSR Measure), a Return on Invested Capital measure (ROIC Measure) and an Adjusted Earnings per Share measure (EPS Measure).

The TSR Measure

5.1 The vesting of one third of the Award is subject to the TSR ranking of Reed Elsevier measured over the five financial years of the Qualifying Companies 2010 to 2014. The portion of the Award subject to the TSR Measure is referred to as the “TSR Tranche”.

5.2 Three distinct comparator groups will be used - a Sterling Comparator Group, a Euro Comparator Group and a US Dollar Comparator Group. The TSR performance of RE PLC ordinary shares (based on RE PLC’s London listing) will be measured against the Sterling Comparator Group, the TSR performance of RE NV ordinary shares (based on RE NV’s Amsterdam listing) will be measured against the Euro Comparator Group; and the TSR performance of RE PLC ADRs and RE NV ADRs (based on the New York listing) will be measured against the US Dollar Comparator Group. The TSR performance will be measured separately against each comparator group and each ranking achieved will produce a payout, if any, in respect of one third of the TSR Tranche. The proportion of the TSR Tranche that vests will be the sum of the payouts achieved against the three comparator groups.

5.3 TSR will be measured in local currency.

5.4 Total Shareholder Return for any company shall be the percentage increase or decrease in the market value of a share over the five year performance period and shall take account of dividends and other distributions paid in the course of that period (each such dividend being deemed to be reinvested in the shares of each relevant company from the date of payment of the dividend to the last day of the relevant performance period),

5.5 Each comparator group comprises companies which were selected on the following basis: -

•

they are included in a relevant market index as at 31 December 2009–FTSE100 for the Sterling Comparator Group; Euronext100 and the DAX30 for the Euro Comparator Group; and the S&P500 for the US Dollar Comparator Group;

•	are nearest in size to Reed Elsevier in terms of market capitalisation;

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excluding:

•	companies with mainly domestic revenues (as they do not reflect the global nature of the Qualifying Companies’ customer base);

•	those engaged in extractive industries (as they are exposed to commodity cycles); and

•	financial services companies (as they have a different risk/reward profile).

Relevant listed global peers operating in businesses similar to those of Reed Elsevier not otherwise included are added to the relevant comparator group.

Set out below are the comparators included in each group:

STERLING COMPARATOR GROUP	EURO COMPARATOR GROUP	US DOLLAR COMPARATOR GROUP
AGGREKO	ACCOR	3M
ASTRAZENECA	ADIDAS	ADOBE SYSTEMS
AUTONOMY CORP.	AHOLD	AGILENT TECHS.
BAE SYSTEMS	AIR LIQUIDE	AIR PRDS. & CHEMS.
BRITISH AIRWAYS	AKZO NOBEL	AMAZON.COM
BRITISH AMERICAN TOBACCO	ALSTOM	ANALOG DEVICES
BUNZL	ASML HOLDING	APPLIED MATS.
BURBERRY GROUP	BASF	AVON PRODUCTS
COBHAM	BMW	BAXTER INTL.
COMPASS GROUP	CARREFOUR	BECTON DICKINSON
DMGT	CHRISTIAN DIOR	CATERPILLAR
DIAGEO	DAIMLER	COLGATE-PALMOLIVE
EXPERIAN	DEUTSCHE POST	CORNING
GLAXOSMITHKLINE	EADS	CUMMINS
INTERCONTINENTAL HOTELS	ESSILOR INTL.	DEERE
IMPERIAL TOBACCO GROUP	HEINEKEN	DOW CHEMICAL
INFORMA	HERMES INTL.	DUN & BRADSTREET
INMARSAT	K + S	E. I. DU PONT DE NEMOURS
INTERNATIONAL POWER	LAFARGE	EBAY
INTERTEK GROUP	LAGARDERE GROUPE	EMERSON ELECTRIC
INVENSYS	LINDE	FICO
JOHNSON MATTHEY	LVMH	FORD MOTOR
KINGFISHER	MAN	GENZYME
NATIONAL GRID	METRO	H.J. HEINZ
PEARSON	MICHELIN	ILLINOIS TOOL WORKS
RECKITT BENCKISER GROUP	PERNOD-RICARD	JOHN WILEY
REXAM	PHILIPS ELTN. KONINKLIJKE	JOHNSON CONTROLS
ROLLS-ROYCE GROUP	PORTUGAL TELECOM SGPS	JUNIPER NETWORKS
SABMILLER	PPR	LIFE TECHNOLOGIES
SAGE GROUP	RENAULT	MCDONALDS
SHIRE	SAINT-GOBAIN	MCGRAW-HILL
SMITH & NEPHEW	SAP	MICRON TECHNOLOGY
SMITHS GROUP	SCHNEIDER ELECTRIC	MOTOROLA
THOMAS COOK GROUP	SUEZ ENVIRONNEMENT	NEWS CORP
TUI TRAVEL	THALES	NIKE
UNILEVER (LSE)	THYSSENKRUPP	NVIDIA
UNITED BUSINESS MEDIA	TNT	PACCAR
VODAFONE	UNILEVER (AEX)	PPG INDUSTRIES
WOLSELEY	VALLOUREC	SPECTRA ENERGY
WPP	VEOLIA ENVIRONNEMENT	TEXAS INSTS.
	VOLKSWAGEN	THOMSON REUTERS (NYSE)
	WOLTERS KLUWER	UNITED TECHNOLOGIES
YUM! BRANDS

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5.6 Any changes in the comparators groups as a result of delisting or consolidation will be treated in accordance with the methodology agreed by the Committee at its sole discretion from time to time. In determining the methodology to be applied, the Committee will have due regard to market practice, ensure a consistent application of the agreed methodology and be open and transparent about the methodology applied.

5.7 The TSR ranking against the US Dollar Comparator Group will be calculated using the weighted average of the TSRs of the RE PLC ADRs and the RE NV ADRs over the relevant period of measurement.

5.8 The number of Shares in each third of the TSR Tranche which are capable of Vesting will be calculated as follows and will be added together to determine the total number of Shares, within the TSR Tranche of the Award, which are capable of Vesting:

TSR ranking within the relevant TSR comparator group	Vesting percentage of each third of the TSR Tranche – performance measured to the end of 2014
Below Median	0%
Median	30%
Upper quartile (top 25th percentile)	100%

5.9 Vesting is on a straight-line basis for ranking between median and upper quartile.

5.10 The averaging period applied for TSR measurement purposes for the Award, is the six months before the start of the 2010 financial year of the Qualifying Companies and the last six months of the financial year of the Qualifying Companies ending 31 December 2014.

The ROIC Measure

6.1 The Vesting of one third of the Award relates to the percentage return on invested capital of the combined businesses of the Qualifying Companies. The vesting of the Award is subject to the percentage ROIC of the combined businesses of the Qualifying Companies for the financial year of the Qualifying Companies ending 31 December 2014. The portion of the Award subject to the ROIC Measure is referred to as the ‘ROIC Tranche’.

6.2 The following definitions are relevant for ROIC:

(i)

Invested capital = arithmetic average of the opening and closing capital employed stated before financing and tax balances for the combined businesses of the Qualifying Companies adjusted for major acquisition timing for the financial year with all cumulative amortisation and impairment charges for acquired intangible assets and goodwill added

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back and excluding the gross up to goodwill in respect of deferred tax liabilities established on the acquisition of intangible assets retranslated at the average and hedge exchange rates applicable to the financial year ended 31 December 2009. In addition, any exceptional restructuring and acquisition related charges (net of tax) over the performance period are capitalised for these purposes and the effect of changes in exchange rates and movements in the net pension deficits are excluded.

(ii)	Return = adjusted operating profit for the combined businesses of the Qualifying Companies before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related charges and grossed up to exclude the equity share of taxes in joint ventures and further adjusted to exclude movements in the net pension financing credit, after applying the effective rate of tax used for adjusted earnings calculations and using exchange rates to match those used in the calculation of invested capital.

In order to ensure that the performance score achieved is a fair reflection of underlying business performance, the Committee retains discretion to determine the treatment of major disposals and acquisitions that require Board approval. Any significant adjustments made to the final performance score will be disclosed to shareholders.

6.3 The number of Shares comprised in the ROIC Tranche of the Award which are capable of Vesting will be determined as follows:

ROIC performance measured in respect of 2014	Vesting percentage of ROIC Tranche
Below 10.7%	0%
10.7%	60%
12.7% or above	100%

6.4 Vesting is on a straight-line basis for performance between the 60% and 100% Vesting levels.

The EPS Measure

7.1 The vesting of one third of the Award is subject to Adjusted EPS over the two financial years 2013 and 2014. The portion of the Award subject to the EPS Measure is referred to as the ‘EPS Tranche’.

7.2 The following definitions apply in respect of Adjusted EPS:

(i)	Adjusted EPS Growth = the arithmetic mean of the growth in Adjusted EPS at constant currencies achieved by the Qualifying Companies over a relevant financial year;

(ii)	Average Adjusted EPS Growth = the average of the Adjusted EPS Growth over the relevant period of measurement;

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(iii)	Adjusted Earnings = adjusted reported earnings. Adjustments include amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related charges, gains/losses on business disposals and other non-operating items, related tax effects and movements in deferred tax balances not expected to crystallise in the near term. The Committee retains discretion to adjust for changes in the net pension financing credit;

(iv)	Adjusted Earnings Per Share = Adjusted Earnings divided by the Number of Shares

(v)	Number of Shares = weighted average number of shares in issue excluding shares held in treasury or by the Reed Elsevier Group plc Employee Benefit Trust; and

(vi)	Constant currencies = refers to measurement at constant rates of exchange using the prior full year average and hedge rates.

The Committee has discretion to adjust this definition of Adjusted EPS to take account of any changes in recognised accounting standards or practice, fiscal regime or capital structure, to ensure consistent measurement and accountability.

7.3 The number of Shares in the EPS Tranche of the Award which are capable of Vesting will be determined as follows:

Average Adjusted EPS Growth performance measured in respect of 2013 and 2014	Vesting percentage of EPS Tranche
Below 7% per annum	0%
7% per annum	60%
13% or above per annum	100%

7.4 Vesting is on a straight-line basis for performance between the 60% and 100% Vesting levels.

Determining satisfaction of targets

8.1 The performance period for the Award is the 2013 and 2014 financial years of the Qualifying Companies in respect of the EPS Tranche of the Award, the 2014 financial year of the Qualifying Companies in respect of the ROIC Tranche of the Award, and the five financial years ending 31 December 2014 in respect of the TSR Tranche. Performance in respect of this Award will be determined after the end of the 2014 financial year of the Qualifying Companies.

8.2 After the end of the 2014 financial year, the Committee shall:

(a)	calculate and confirm with the Auditors the Adjusted EPS and ROIC over the relevant performance periods; and

(b)

arrange for a reputable provider of such information to calculate and report to the Committee on the TSR performance. If at the end of the relevant performance period, any of the companies in the comparator

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groups have undergone a change in circumstances (such as delisting, the cessation of trading or merger with another company) the Committee may determine the appropriate treatment for such companies in accordance with its stated methodology for the purpose of determining its TSR and TSR ranking.

Adjustments

9. The Committee may make such adjustments to the performance conditions applicable to the Award prior to Vesting as it considers appropriate to take account of any factors which are relevant in the opinion of the Committee and in particular if there is an event which causes it to consider that the performance conditions are no longer a fair measure of performance. The amended performance conditions shall be at least as challenging as the one originally set.

10. The Committee has discretion to adjust the definition or method of calculation of Adjusted EPS and ROIC (or any other applicable term or measure) as set out in this Schedule to take account of any changes in recognised accounting standards or practice, fiscal regime or capital structure, to ensure consistent measurement and accountability.

11. Without prejudice to the generality of paragraphs 9, 10 and 12, the Committee may, in consultation with the Auditors, make the following adjustments in relation to the calculations to be carried out in accordance with this Schedule:

(a)	any adjustments it considers appropriate if an event occurs giving rise to an adjustment of Awards under Rule 12 of the Plan;

(b)	any adjustments it considers appropriate to the calculation of TSR for each of the companies in the Comparator Group to take account of local market factors; and

(c)	any adjustments it considers appropriate if there is any modification in the calculation of TSR or in relation to the relevant international accounting standard used to calculate EPS or ROIC.

Overriding Power

12. In determining the level of vesting of the Award, the Committee will take into account the overall business performance of RE PLC, RE NV and the Group over the relevant performance period and any other factors that it considers appropriate and may modify the vesting of awards if it considers that such a modification would result in a fairer outcome.

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SCHEDULE 2

US Executives

If the Executive is a US Executive, his Award is subject to the Rules of the Plan subject to the modifications contained in this Schedule (which applies to US Executives).

(A)	In this Schedule, terms shall have the same meaning as in Rule 1 of the Rules unless modified by this Schedule.

(B)	Retirement. Rule 1 is revised by the addition of the following definition of “Retirement” for US Executives:

Retirement means, for purposes of the Vesting of Awards under this Schedule in relation to a US Executive, circumstances which the Committee determines on a case by case basis and in its absolute discretion to constitute retirement (irrespective of whether or not applicable retirement eligible criteria have been met);

(C)	US Executive. Rule 1 is revised by the addition of the following definition of “US Executive”:

US Executive means a Executive who is subject to United States taxation by reason of being a United States national, or resident in the United States for United States tax purposes;

(D)	Release of Shares. Rule 4.2 shall have the additional requirement that the Shares shall be transferred to the US Executive by 15 March of the calendar year following the calendar year in which Vesting occurs.

(E)	Dividend Equivalent - Cash Payment. Rule 5.1 shall have the additional requirement that any cash payment to the US Executive under this Rule shall in all instances be released no later than March 15 of the year following the year in which Vesting occurs.

(F)	Dividend Equivalent - Shares in Lieu of Cash. Rule 5.3 shall have the additional requirement that if the Committee determines that it shall satisfy an entitlement to Dividend Equivalents arising in accordance with Rule 5.1 by delivering Shares with an equivalent value, such Shares shall be transferred to the US Executive within 30 days of the relevant date of Vesting.

(G)	Cessation of Employment (Approved Leavers – Rules 6.2 and 6.3). If Rule 6.2 or 6.3 applies to a US Executive, the Company shall procure the transfer of the pro-rated Shares deliverable to the US Executive by 15 March of the calendar year following the calendar year in which the Award Vesting occurs.

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(H)	Cessation of Employment (Death). If Rule 6.5 applies to a US Executive, the Company shall procure the transfer of Shares deliverable to the US Executive’s personal representative under Rule 6.5 no later than 15 March of the calendar year following the calendar year in which the US Executive’s death occurs.

(I)	Change of Control/Voluntary Winding Up. In any instance in which Rules 8, 9 and 11 apply to a US Executive, the Company shall procure the transfer of Shares deliverable to the US Executive by 15 March of the calendar year following the calendar year in which Vesting occurs.

(J)	Application of Code Section 409A. Although neither the Committee nor any member of the Group guarantees any particular tax treatment to a US Executive, an Award granted pursuant to this Schedule are intended to be exempt from Section 409A of the Code under the exception for short-term deferrals set forth in Section 1.409A-1(b)(4) of the United States Income Tax Regulations (which requires, in the case of an employer with a fiscal year ending 31 December, that Shares in payment of an award be transferred to the US Executive no later than March 15 of the calendar year following the calendar year in which the Award is no longer subject to a substantial risk of lapsing) and shall be limited, construed and interpreted in accordance with such intent.

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